# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Commonwealth Credit Partners BDC I, CIK 0001841514
CUSIP: 000000000
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 360 S. Rosemary Avenue, Suite 1700, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 06/26/2026
Filed by CIK 0001480561
Persons authorized to receive notices and communications: Garon Meikle, CFO, UAW Retiree Medical Benefits Trust, 1155 Brewery Park Blvd., Suite 400, Detroit, Michigan (MI), 48207, (313) 324-5900

## Reporting persons
- UAW Retiree Medical Benefits Trust (CIK 0001480561): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 620,852.88; sole dispositive power 0; shared dispositive power 620,852.88; aggregate amount beneficially owned 620,852.88 (99% of the class)
- UAW Chrysler Retirees Medical Benefits Plan (CIK 0001795057): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 121,066.31; sole dispositive power 0; shared dispositive power 121,066.31; aggregate amount beneficially owned 121,066.31 (19.3% of the class)
- UAW Ford Retirees Medical Benefits Plan (CIK 0001795052): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 188,739.28; sole dispositive power 0; shared dispositive power 188,739.28; aggregate amount beneficially owned 188,739.28 (30.1% of the class)
- UAW GM Retirees Medical Benefits Plan (CIK 0001795050): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 311,047.3; sole dispositive power 0; shared dispositive power 311,047.3; aggregate amount beneficially owned 311,047.3 (49.6% of the class)
- Hershel Harper (CIK 0001794997): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 620,852.88; sole dispositive power 0; shared dispositive power 620,852.88; aggregate amount beneficially owned 620,852.88 (99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Commonwealth Credit Partners BDC I
Address of issuer's principal executive offices: 360 S. Rosemary Avenue, Suite 1700, West Palm Beach, Florida (FL), 33401

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 29, 2025, pursuant to a dividend reinvestment plan: (i) UAW Chrysler Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 342.584 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 534.080 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 880.178 Shares. The price per Share was $915.86.

On December 29, 2025, pursuant to a dividend reinvestment plan: (i) UAW Chrysler Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 464.438 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 724.047 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 1,193.249 Shares. The price per Share was $909.79.

On March 30, 2026, pursuant to a dividend reinvestment plan: (i) UAW Chrysler Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 362.716 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 565.465 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 931.901 Shares. The price per Share was $895.75.

On June 26, 2026, pursuant to a dividend reinvestment plan: (i) UAW Chrysler Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 369.271 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 575.685 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 948.743 Shares. The price per Share was $882.50.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of Shares to which this Amendment No. 21 relates is 620,852.88. Such aggregate number of Shares represents 99.0% of the common stock of the Issuer. The percentage reported in this Amendment No. 21 is calculated based upon 627,128.95 Shares outstanding as of June 26, 2026 as indicated by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
The UAW Chrysler Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 121,066.31 Shares. Such Shares represent 19.3% of the Shares outstanding.

The UAW Ford Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 188,739.28 Shares. Such Shares represent 30.1% of the Shares outstanding.

The UAW GM Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 311,047.30 Shares. Such Shares represent 49.6% of the Shares outstanding.

UAW RMBT is the trust under which the Plans are established and, pursuant to Rule 13d-3, may be deemed to beneficially own the 620,852.88 Shares held by the Plans. Such Shares represent 99.0% of the Shares outstanding. UAW RMBT is an indirect beneficial owner of these Shares.

Hershel Harper is the chief investment officer of UAW RMBT, the trust under which the Plans are established, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 620,852.88 Shares held by the Plans. Such Shares represent 99.0% of the Shares outstanding. Hershel Harper is an indirect beneficial owner of these Shares.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 4, no transactions in the Shares were effected during the past sixty days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- UAW Retiree Medical Benefits Trust: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (07/07/2026)
- UAW Chrysler Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (07/07/2026)
- UAW Ford Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (07/07/2026)
- UAW GM Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (07/07/2026)
- Hershel Harper: /s/ Hershel Harper, Hershel Harper (07/07/2026)